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05009894

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ballad Gold & Silver Ltd

*CURRENT ADDRESS 501-905 West Pender St.
Vancouver, BC
V6C 1L6 Canada

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

FILE NO. 82- 4000   FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT : 7/22/05

BALLAD GOLD & SILVER LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

May 16, 2005

Trading Symbol: BGS

NEWS RELEASE

Ballad Gold & Silver Ltd. **(BGS - TSX)** announces that it has now closed its previously announced private placement as to 2,222,222 units at $0.1125 per unit. Each unit consists of one common share and a warrant to purchase a further common share for two years at $0.15 per share. Of these units, 1,862,222 are flow-through. The securities have now been issued, having a hold period expiring September 17, 2005. The proceeds of the private placement will be used for further exploration and working capital.

BALLAD GOLD & SILVER LTD.

:signed
Per: ______________________

Anthony J. Beruschi,
President

BALLAD GOLD & SILVER LTD.

Telephone: 604.682.7159 / Fax: 604.669.5886
Toll Free: 1.880.888.2288

NEWS RELEASE
April 11, 2005

Trading Symbol: **"BGS"**
12g3-2(b): 82-4000
Standard & Poor's Listed

2005 Exploration Begins at Peñascudo Bonanza Gold/Silver Discovery

---

Ballad Gold & Silver Ltd. (**"BGS" – TSX.V**) is pleased to announce that exploration is scheduled to proceed mid April, 2005, at Ballad's Peñascudo Gold/Silver discovery in the Chubut Province of Argentina.

Initial exploration results by Ballad at Peñascudo included 32.18 ounces of gold per ton (1,102.99 grams of gold per ton) and 20.56 ounces of silver per ton (704.7 grams of silver per ton) from a 0.35 metre chip sample taken from the 55 metre surface exposure of the high grade El Rey Vein.

The 2005 Peñascudo Exploration program is focused on 4 primary objectives achieved during Ballad's previous exploration. Previously reported results included:

- Confirmation of Bonanza grade gold and silver results at El Rey. This included a chip sample across 0.35 metres from the 55 metre surface exposure of the El Rey Vein assaying 39.81 ounces of gold per ton (1,365 grams of gold per ton) and 50.46 ounces of silver per ton (1,730 grams of silver per ton).

- Apparent surface continuation of the El Rey Vein discovered 200 metres along strike of the initial El Rey discovery. This vein outcropped for a strike length of over 21 metres and measured between 0.15 to 0.30 metres in width on surface.

- A second, high grade vein now named "La Reina" (The Queen) was identified on surface near the El Rey Vein. This important discovery increases the potential known size of the system hosting high grade gold and silver mineralization. Chip samples at La Reina Vein assayed as high as 15.60 grams gold per ton and 203 grams silver per ton along strike over 3 metres.

- Establishing new trenching and drill targets at the El Rey Zone.

Geological mapping and surface sampling designed to establish further lateral continuity of the high grade vein system at El Rey, and La Reina and investigation of other exploration targets at Peñascudo will proceed concurrently with an expedited environmental study being conducted by Ballad's newly incorporated Argentinean subsidiary and all relevant permitting in process. Upon completion of the environmental study, Ballad plans to trench and drill the previously established

targets at the El Rey Zone. The 60 metre zone between El Rey and La Reina, which is covered by overburden, will be a high priority trenching target.

Ballad has retained the services of Steve Jones, M.Sc. P.Geo., as the project geologist overseeing the 2005 exploration program.

Ballad has just been advised that it's Argentinean Subsidiary, Compañia Minera San Antonio, has been incorporated and registered, and legal title to the property is currently being transferred to Compañia Minera San Antonio S.A. for exploration purposes from the Argentinean subsidiary of Golden Arrow Resources Corporation, the optioner of the property, subject to the terms of the option agreement.

Ballad has an option to earn a 70% interest with a future option to earn up to an 85% interest subject to a royalty of 1.5% NSR, from Golden Arrow.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ***ajb@balladnet.com.***

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (880) 888-2288

December 31, 2004

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE
$250,000 PRIVATE PLACEMENT

Ballad Gold & Silver Ltd. **(TSX.V-BGS)** (the "Company") has amended the $250,000 private placement initially announced May 2004. The unit price has been amended to $0.225 per unit and the private placement will consist of the issuance of 1,111,111 units. Each unit comprises two common shares and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company. A portion of the private placement will be issued on a flow-through basis.

The private placement is subject to acceptance for filing by TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony Beruschi, President

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

December 10, 2004

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Gold & Silver Ltd. (the "Company") announces the resignation of Mr. Andre M. Pauwels as a Director of the Company effective as of November 19, 2004. The company would like to thank Mr. Pauwels for his contribution to the board of directors.

For further information on investor or corporate matters please contact 604-682-7159 or email www.balladnet.com.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

// BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

December 2, 2004

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Gold & Silver Ltd. announces the results from its operations for the nine-month period ended September 30, 2004. Ballad Gold & Silver Ltd. incurred a net loss of $378,413 ($0.02 per share) for the period ended September 30, 2004, as compared to a loss of $338,895 ($0.04 per share) for the period ended September 30, 2003. The increase in the net loss was primarily due to $75,067 non-cash compensation expense recorded during the period, which represents a fair value of 258,853 stock options granted during the nine months ended September 30, 2004, and the increase in shareholder communication costs.

BALLAD GOLD & SILVER LTD.

Per: *"Raymond Roland"*

Raymond Roland, Director

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 16, 2005

Item 3. **Press Release**

Press Release dated May 16, 2005 and disseminated to the Canada Stockwatch, Market News Publishing, British Columbia Securities Commission and Alberta Securities Commission .

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Ballad Gold & Silver Ltd. **(BGS - TSX)** announces that it has now closed its previously announced private placement as to 2,222,222 units at $0.1125 per unit. Each unit consists of one common share and a warrant to purchase a further common share for two years at $0.15 per share. Of these units, 1,862,222 are flow-through. The securities have now been issued, having a hold period expiring September 17, 2005. The proceeds of the private placement will be used for further exploration and working capital.

Item 5. **Full Description of Material Change**

Ballad Gold & Silver Ltd. **(BGS - TSX)** announces that it has now closed its previously announced private placement as to 2,222,222 units at $0.1125 per unit. Each unit consists of one common share and a warrant to purchase a further common share for two years at $0.15 per share. Of these units, 1,862,222 are flow-through. The securities have now been issued, having a hold period expiring September 17, 2005. The proceeds of the private placement will be used for further exploration and working capital.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Mr. Anthony Beruschi, President - (604) 682-7159

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of May, 2005.

Anthony Beruschi, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 31, 2004

Item 3. **Press Release**

Press Release dated December 31, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has amended the $250,000 private placement announced May 2004.

Item 5. **Full Description of Material Change**

The Issuer has amended the $250,000 private placement initially announced May 2004. The unit price has been amended to $0.225 per unit and the private placement will consist of the issuance of 1,111,111 units. Each unit comprises two common shares and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Issuer. A portion of the private placement will be issued on a flow-through basis.

The private placement is subject to acceptance for filing by TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of January, 2005.

"Raymond Roland"
Raymond Roland, Director

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 10, 2004

Item 3. **Press Release**

Press Release dated December 10, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the resignation of Mr. Andre M. Pauwels as a Director of the Company.

Item 5. **Full Description of Material Change**

The Issuer announces the resignation of Mr. Andre M. Pauwels as a Director of the Company effective as of November 19, 2004. The company would like to thank Mr. Pauwels for his contribution to the board of directors.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of December, 2004.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 2, 2004

Item 3. **Press Release**

Press Release dated December 2, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its operations for the nine-month period ended September 30, 2004 have been filed.

Item 5. **Full Description of Material Change**

The Issuer announces the results from its operations for the nine-month period ended September 30, 2004. The Issuer incurred a net loss of $378,413 ($0.02 per share) for the period ended September 30, 2004, as compared to a loss of $338,895 ($0.04 per share) for the period ended September 30, 2003. The increase in the net loss was primarily due to $75,067 non-cash compensation expense recorded during the period, which represents a fair value of 258,853 stock options granted during the nine months ended September 30, 2004, and the increase in shareholder communication costs.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of December, 2004.

"Raymond Roland"
Raymond Roland, Director

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 26, 2004

Item 3. **Press Release**

Press Release dated July 26, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a change of directors.

Item 5. **Full Description of Material Change**

Mr. Anthony Beruschi of the Issuer is pleased to announce the appointment of Mr. Andre M. Pauwels, P. Geo. to its board of directors effective immediately. Mr. Pauwels was formerly Exploration Manager, Cominco Ltd. His global experience and accomplishments span more than 30 years and 4 continents and include selection, evaluation, program design and management of gold, copper, zinc, and platinum group metal properties. Mr. Pauwels, who during 2003 served as an officer and on the Issuer's board, has accepted a direct hands-on role in the management of the Issuer's Penascudo high grade gold prospect in Argentina and will play a leading role in the acquisition of new high grade precious metal projects for the Issuer in the America's. Mr. Pauwels will devote 90% of his time building the Issuer. His experience and energy will add valuable strength to the Issuer's management and administration.

The Issuer also wishes to report that Dr. Art. Ettlinger will step down from his position as Director of the Issuer effective July 28, 2004. The Issuer's board wants to thank Dr Ettlinger for his highly valued contributions during his term with the Issuer.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of August, 2004.

"Raymond Roland"
Raymond Roland, Director

RECEIVED
2005 JUL 28 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. **State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.**

Ballad Gold & Silver Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, B.C., V6C 1L6
Address
604.682-7159
Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

May 16, 2005

4. **For each security distributed:**
   (a) **Describe the type of security, and**
   (b) **State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

449,778 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.15 on or before May 16, 2007

5. **Provide details of the distribution by completing the attached schedule.**

See attached Schedule "A"

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities**

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.1125	$50,600.03
Total dollar value of distribution in all jurisdictions (Canadian $)		$50,600.03

Commissions and finder's fees

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: May 16, 2005 .

Ballad Gold & Silver Ltd.
Name of issuer or vendor *(please print)*

Anthony Beruschi, President
Print name and position of person signing



Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Cross Gold Corp. 501 - 905 West Pender Street Vancouver, BC V6C 1L6	272,000 (Flow-Through)	$30,600.00 Cdn	Section 3.1 of MI 45-103
Carlo Rogano P.O. Box 803 101 – 8th Street East Revelstoke, BC V0E 2S0	88,889 (Flow-Through)	$10,000.012	Section 5.1 of MI 45-103
David Beruschi 310 – 5th Street East Revelstoke, BC V0E 2S0	88,889 (Flow-Through)	$10,000.012	Section 5.1 of MI 45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

DELIVERED

May 16, 2005

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs,

Re: Ballad Gold & Silver Ltd.
Distribution of Securities

We enclose the following:

1. Form 45-103F4; and

2. a cheque in the amount of $100 payable to the British Columbia Securities Commission representing your fees.

We trust the foregoing to be in order.

Sincerely,

BERUSCHI & COMPANY



SHELLEY McDONALD
Paralegal

Enclosures
fc: (with copy of enclosure)
TSX Venture Exchange - Attention: Listings Department
cc: (with enclosures and $100 filing fee)
Alberta Securities Commission - Attention: Statutory Filings

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and December 31, 2004

	(Unaudited) 2005	(Audited) 2004
ASSETS		
Current		
Cash	$ 6,494	$ 5,507
Marketable securities	1,500	1,500
Amounts receivable	25,545	21,907
Prepaid expenses	5,955	-
	39,494	28,914
Equipment – Note 2	17,072	18,226
Mineral properties	873,290	873,290
	$ 929,856	$ 920,430
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 675,176	$ 624,005
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 3	12,779,508	12,779,508
Shares subscribed – Note 3	218,500	150,000
Contributed surplus resulting from stock based compensation	1,146,867	1,146,867
Deficit	(13,890,195)	(13,779,950)
	254,680	296,425
	$ 929,856	$ 920,430

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director *"Anthony Beruschi"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

	2005	2004
Administrative Expenses		
Accounting and audit	$ 3,000	$ 5,000
Amortization	1,155	1,155
Consulting fees – Note 4	16,788	7,202
Filing fees	2,777	7,545
Interest – Note 4	10,727	5,533
Legal – Note 4	20,943	24,839
Management fees	7,500	7,500
Office and miscellaneous	5,078	2,433
Rent	9,300	9,300
Shareholder communication	29,531	38,112
Transfer agent	1,230	1,744
Travel and promotion	2,216	2,370
Net loss for the period	(110,245)	(112,733)
Deficit, beginning of period	(13,779,950)	(13,226,310)
Deficit, end of period	$ (13,890,195)	$ (13,339,043)
Basic and diluted loss per share	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2005 and 2004

(Unaudited – Prepared by Management)

	2005	2004
Operating Activities		
Net loss for the period	$ (110,245)	$ (112,733)
Add (deduct) items not affecting cash:		
Amortization	1,155	1,155
	(109,090)	(111,578)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(3,638)	(10,090)
Prepaid expenses	(5,955)	8,435
Accounts payable	51,170	20,310
	(67,513)	(92,923)
Investing Activities		
Acquisition of capital assets	-	(4,029)
Deferred exploration expenditures	-	(156,842)
	-	(160,871)
Financing Activities		
Share subscriptions	68,500	-
	68,500	1,656,356
Increase (Decrease) in cash during the period	987	(253,794)
Cash, beginning of period	5,507	447,066
Cash, end of period	$ 6,494	$ 193,272
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

These consolidated interim financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., TVX Minera Del Peru S.A., and Compania Minera San Antonio. All inter-company transactions and balances have been eliminated.

Note 2 Equipment

	Cost	Accumulated Amortization	Net Carrying Amount 2005	Net Carrying Amount 2004
Computer equipment	$ 26,967	$ 19,711	$ 7,256	$ 9,772
Office equipment	17,983	8,167	9,816	9,986
	$ 44,950	$ 27,878	$ 17,072	$ 19,758

Note 3 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number of Shares	$
Balance, December 31, 2003	17,888,533	12,564,508
For cash:		
– pursuant to the exercise of share purchase warrants – at $0.20	475,000	95,000
For property option – at $0.60 (Note 4)	200,000	120,000
Balance, December 31, 2004, and March 31, 2005	18,563,533	12,779,508

Note 3 Share Capital - (cont'd)

During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

As at March 31, 2005, the Company received $218,500 in proceeds in respect to this private placement. Subsequent to March 31, 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

Share Purchase Warrants

At March 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
10,264,667		

The weighted average remaining life of all outstanding warrants is .41 years

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of March 31, 2005 and 2004 and changes during the years then ended is presented below:

Note 3 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

	March 31, 2005		March 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,788,853	$0.76	1,555,000	$0.80
Expired/cancelled	-		-	
Options outstanding and exercisable at end of period	1,788,853	$0.76	1,555,000	$0.80

The weighted average remaining life of all outstanding stock options is .55 years

At March 31, 2005, 1,813,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,530,000	$0.80	September 18, 2005
258,853	$0.13	April 6, 2006
1,788,853		

Note 4 Related Party Transactions

During the three months ended March 31, 2005 and 2004, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2005	2004
Consulting fees	$ 9,000	$ -
Interest	6,147	-
Legal	20,000	24,839
	$ 35,147	$ 24,839

Note 4 Related Party Transactions – (cont'd)

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

At March 31, 2005, accounts payable and accrued liabilities includes $ 183,038 (2004: $3,722) due to directors of the Company and companies controlled by directors of the Company. This amount includes cash advances from the President of the Company in relation to financing the Company' s operations and exploration programs.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

MAY 30, 2005

For the three months ended March 31, 2005, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") has prepared this management discussion following the requirements of the National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 30, 2005 provides information on the operations of Ballad for the three months ended March 31, 2005 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004.

OVERVIEW

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

	TVX Concessions Peru	Resource Property, Argentina	Rabbit North Canada	March 31, 2005 and December 31, 2004
Balance, beginning of year	$ 12,599	$ 321,889	$ 28,000	$ 362,488
Acquisition Costs				
– cash	-	-	20,000	20,000
– shares	-	-	120,000	120,000
	-	-	140,000	140,000
Deferred Exploration Expenditures				
– administration	-	-	17,275	17,275
– assay costs	-	4,112	9,058	13,170
– concession fees	8,169	36,195	-	44,364
– drilling	-	-	70,984	70,984
– field work	-	-	2,575	2,575
– geological consulting	-	162,225	49,625	211,850
– travel	-	10,584	-	10,584
	8,169	213,116	149,517	370,802
Balance, end of year	$ 20,768	$ 535,005	$ 317,517	$ 873,290

Mineral Properties – Cont'd.

Penascudo Gold-Silver Property, Argentina

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

> Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.
>
> The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

At Penascudo, gold in outcrop was discovered by Golden Arrow's geologists in November 2002 with visible gold in quartz veins within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. The visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo, have increased recently in Patagonia as this region is only now being explored to the point of making the area a premium hunting ground for these types of gold deposits in the world.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During the three months ended March 31, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina. As at March 31, 2005 Ballad incurred $10,273 (USD $8,493) in relation to operations of San Antonio.

Mineral Properties – Cont'd

Rabbit North Property

The Rabbit North property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold.

Exploration in the past included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. Exploration by Ballad, including diamond drilling, is reported below. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad at Rabbit North pursuant to its option agreement of the Rabbit North Property.

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7 was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m.

Mineral Properties – Cont'd

Rabbit North Property – Cont'd

The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
2	NQ2	50-54	4m	2.28	-
2	NQ2	118-122	4m	5.10	-
3	NQ2	54.1-56	1.9m	2.39	-
4	NQ2	72.8-76	3.2m	1.42	-
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

On January 28, 2004, Ballad entered into a Mineral Property Option Agreement (the "Agreement") with Global Hunter Corp. (formerly Auterra Ventures Inc.) ("Global"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares (received by Global during the year 2004) of Ballad on TSX Venture Exchange acceptance for filing, plus exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Global in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Global.

The underlying option agreement provides Global with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

As at March 31, 2005, and December 31, 2004, the Company has incurred $177,517 in exploration expenditures on this property in compliance with its obligation to earn a 50% interest.

Roberto Prospect, Peru

As at March 31, 2005, and December 31, 2004 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs including where applicable option payments under acquisition agreements are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized, or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Share Capital – Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures. The Company renounces the qualifying expenditures upon issuance of the respective flow-though common shares and accordingly is not entitled to the related taxable income deductions for such expenditures.

During the year the Company adopted, on a prospective basis, recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the recording of flow-through shares. EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company from the issuance of flow-through shares are recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company's operating results in the period the expenses are renounced to the share subscribers.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation

Effective January 1, 2003, the Company adopted the new accounting recommendations of the CICA, Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the quarters ended March 31, 2005 and 2004, and last three audited fiscal years ended December 31, 2004, 2003 and 2002:

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(110,245)	(112,733)	(553,640)	(1,922,319)	(369,909)
Basic and diluted loss per share	(0.01)	(0.01)	(0.03)	(0.19)	(0.06)
Total assets	929,856	781,978	920,430	874,401	40,178

For the three months ended March 31, 2005 the net loss was $110,245 or $0.01 per share compared to the net loss of $112,733 or $0.01 per share (2.21% decrease) in 2004. The decrease in the net loss was primarily due to a decrease of $4,768 in filing fees, $5,896 in professional fees and $8,581 in shareholder communication expenditures. The decrease in filing, professional fees and shareholder communication costs were offset by the increase of $9,586 in consulting fees, $5,194 in interest charges and $2,645 in office and miscellaneous expenditures.

For the year ended December 31, 2004 the net loss was $553,640 or $0.03 per share compared to the net loss of $1,922,319 or $0.19 per share (71.2% decrease) in 2003. The decrease in the net loss was primarily due to a decrease of $37,332 in consulting fees, $52,473 in interest charges, $239,263 in shareholder communication expenditures, $49,332 in travel and promotion, and $995,933 in non-cash compensation expense. The company recorded $75,067 non-cash compensation expense (2003: $1,071,000), which represents the estimated fair value of stock options granted during the year ended December 31, 2004. These decreases were offset by $17,382 increase in legal fees during 2004.

For the year ended December 31, 2003 the net loss was $1,922,319 or $0.19 per share compared to the net loss of $369,909 or $0.06 per share for the comparable year ended December 31, 2002.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current Quarter and Year-to-date

During the three months ended March 31, 2005, the Company incurred accounting and audit fees of $3,000 (2004: $5,000), consulting fees of $16,788 (2004: $7,202); filing fees of $2,777 (2004: $7,545), interest charges of $10,727 (2004: $5,533), legal fees of $20,943 (2004: $24,839), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $5,078 (2004: $2,433), office rent of $9,300 (2004: $9,300), shareholder communication expenses of $29,531 (2004: $38,112), transfer agent fees of $1,230 (2004: $1,744) and travel and promotion expenses of $2,216 (2004: $2,370).

During the three months ended March 31, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio. As at March 31, 2005 Ballad incurred $10,273 (USD $8,493) in relation to operations of this subsidiary.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the three months ended March 31, 2005 and 2004 and years ended December 31, 2004, 2003 and 2002:

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Accounting and audit fees	3,000	5,000	27,970	36,049	35,180
Increase (decrease) *	(40.00)	-	(22.41)	2.47	-
Amortization	1,155	1,155	4,737	2,757	1,533
Increase (decrease) *	-	-	71.82	79.84	-
Consulting fees	16,788	7,202	51,388	88,720	51,018
Increase (decrease) *	133.10	-	(42.08)	73.90	-
Filing fees	2,777	7,545	16,315	21,167	11,217
Increase (decrease) *	(63.19)	-	(22.92)	88.70	-
Interest	10,727	5,533	16,705	69,178	57,988
Increase (decrease) *	93.87	-	(75.85)	19.30	-
Legal	20,943	24,839	123,121	105,739	104,700
Increase (decrease) *	(15.69)	-	16.44	0.99	
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-

Cont'd...

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Three months ended March 31, 2005	Three months ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Office and miscellaneous	5,078	2,433	52,753	48,964	20,247
Increase (decrease) *	108.71	-	7.74	141.83	-
Rent	9,300	9,300	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-
Salaries	-	-	-	-	8,708
Increase (decrease) *	N/A	N/A	N/A	N/A	-
Shareholder communications	29,531	38,112	76,738	316,001	30,000
Increase (decrease) *	(22.52)	-	(75.72)	953.34	-
Stock based compensation	-	-	75,067	1,071,000	-
Increase (decrease) *	N/A	N/A	(93.00)	N/A	-
Transfer agent	1,230	1,744	5,229	6,098	2,790
Increase (decrease) *	(29.47)	-	(14.25)	118.56	-
Travel and promotion	2,216	2,370	34,917	84,249	12,785
Increase (decrease) *	(6.50)	-	(58.55)	558.97	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2005	2004				2003		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(110,245)	(112,733)	(162,084)	(103,596)	(175,227)	(108,177)	(165,115)	(1,583,424)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.09)

During the quarter ended March 31, 2005, the Company incurred accounting and audit fees of $3,000 (2004: $5,000), consulting fees of $16,788 (2004: $7,202); filing fees of $2,777 (2004: $7,545), interest charges of $10,727 (2004: $5,533), legal fees of $20,943 (2004: $24,839), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $5,078 (2004: $2,433), office rent of

$9,300 (2004: $9,300), shareholder communication expenses of $29,531 (2004: $38,112), transfer agent fees of $1,230 (2004: $1,744) and travel and promotion expenses of $2,216 (2004: $2,370).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company had working capital deficiency of $635,682 (2004: $241,822).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

As at March 31, 2005, the Company received $218,500 in proceeds in respect to this private placement. Subsequent to March 31, 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

At March 31, 2005, the Company held cash on hand of $6,494 (2004: $193,272) and liabilities totalled $675,176 (2004: $484,713).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

Issued:	Number of Shares	$
Balance, December 31, 2003	17,888,533	12,564,508
For cash:		
– pursuant to the exercise of share purchase warrants – at $0.20	475,000	95,000
For property option – at $0.60	200,000	120,000
Balance, December 31, 2004, and March 31, 2005	18,563,533	12,779,508
For cash:		
– pursuant to the private placement– at $0.1125	2,222,222	250,000
Balance, May 30, 2005	20,785,755	13,029,508

Share Purchase Warrants

At March 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
10,264,667		

The weighted average remaining life of all outstanding warrants is .41 years

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of March 31, 2005 and 2004 and changes during the years then ended is presented below:

	March 31, 2005		March 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,788,853	$0.76	1,555,000	$0.80
Expired/cancelled	-		-	
Options outstanding and exercisable at end of period	1,788,853	$0.76	1,555,000	$0.80

The weighted average remaining life of all outstanding stock options is .55 years

At March 31, 2005, 1,813,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,530,000	$0.80	September 18, 2005
258,853	$0.13	April 6, 2006
1,788,853		

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2005 and 2004, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2005	2004
Consulting fees	$ 9,000	$ -
Interest	6,147	-
Legal	20,000	24,839
	$ 35,147	$ 24,839

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

At March 31, 2005, accounts payable and accrued liabilities includes $ 183,038 (2004: $3,722) due to directors of the Company and companies controlled by directors of the Company. This amount includes cash advances from the President of the Company in relation to financing the Company' s operations and exploration programs.

RISKS AND UNCERTAINTIES

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003

ASSETS	(Unaudited) 2004	(Audited) 2003
Current		
Cash	$ 50,838	$ 447,066
Marketable securities	3,000	3,000
Amounts receivable	13,117	33,122
Prepaid expenses	11,560	11,842
	78,515	495,030
Capital assets – Note 3	18,602	16,883
Resource properties	600,968	362,488
	$ 698,085	$ 874,401
LIABILITIES		
Current		
Accounts payable – Note 5	$ 477,837	$ 464,403
SHAREHOLDERS' EQUITY		
Share capital – Note 4	12,564,508	12,564,508
Contributed surplus	1,146,867	1,071,800
Shares subscribed	10,000	-
Deficit	(13,501,127)	(13,226,310)
	220,248	409,998
	$ 698,085	$ 874,401

APPROVED BY THE DIRECTORS:

"Anthony J. Beruschi", President *"Raymond Roland"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Administrative Expenses				
Accounting and audit	$ 9,400	$ 2,710	$ 14,400	$ 4,710
Amortization	1,154	287	2,309	573
Consulting fees – Note 5	5,552	16,351	12,754	29,947
Filing fees	5,020	5,239	12,565	5,977
Interest, foreign exchange	778	25,593	6,311	40,853
Legal – Note 5	20,000	24,401	44,839	29,420
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	11,328	11,863	13,761	12,021
Rent	9,300	9,300	18,600	18,600
Shareholder communication	12,384	3,600	50,496	13,775
Transfer agent	1,291	1,048	3,035	1,679
Travel and promotion	3,310	285	5,680	1,225
Net loss before other item	(87,017)	(108,177)	(199,750)	(173,780)
Other item				
Non-cash compensation charge - Note 3	(75,067)	-	(75,067)	-
Net loss for the period	(162,084)	(108,177)	(274,817)	(173,780)
Deficit, beginning of period	(13,339,043)	(11,369,594)	(13,226,310)	(11,303,991)
Deficit, end of period	$ (13,501,127)	$ (11,477,771)	$ (13,501,127)	$ (11,477,771)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Operating Activities				
Net loss for the period	$ (162,084)	$ (108,177)	$ (274,817)	$ (173,780)
Add (deduct) items not affecting cash:				
Amortization	1,154	287	2,309	573
Non-cash compensation charge	75,067	-	75,067	-
	(85,863)	(107,890)	(197,441)	(173,207)
Changes in non-cash working capital items related to operations:				
Accounts receivable	30,095	(4,150)	20,005	251
Prepaid expenses	(8,153)	426	282	(1,487)
Accounts payable	(6,875)	(136,299)	13,435	(79,919)
Long-term debt	-	(372,912)	-	(372,912)
	(70,796)	(620,825)	(163,719)	(627,274)
Investing Activities				
Acquisition of capital assets	-	-	(4,029)	-
Deferred exploration expenditures	(81,638)	(24,920)	(238,480)	(24,920)
	(81,638)	(24,920)	(242,509)	(24,920)
Financing Activities				
Share subscriptions	10,000	650,000	10,000	650,000
	10,000	650,000	10,000	650,000
Increase (Decrease) in cash during the period	(142,434)	4,255	(396,228)	(2,194)
Cash, beginning of period	193,272	478	447,066	6,927
Cash, end of period	$ 50,838	$ 4,733	$ 50,838	$ 4,733
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(e) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(f) Basic and Diluted Loss per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

(h) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, amounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2004	Net Carrying Amount 2003
Computer equipment	$ 26,967	$ 17,825	$ 9,142	$ 1,933
Office equipment	15,930	6,470	9,460	2,085
	$ 42,897	$ 24,295	$ 18,602	$ 4,018

Note 4 Share Capital – Note 6

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152
Share consolidation (1 new for 2 old)		(6,385,333)	-
For cash:			
– pursuant to a private placement	– at $0.10	9,000,000	900,000
	– at $0.50	1,200,000	600,000
– pursuant to the exercise of stock options	– at $0.20	436,033	87,206
	– at $0.46	52,500	24,150
– pursuant to the exercise of share purchase warrants			
	– at $0.10	250,000	50,000
For property acquisition		500,000	250,000
Finders fees		64,667	-
Finders fee for cash		-	(5,000)
Balance, December 31, 2003 and June 30, 2004		17,888,533	12,564,508

Subsequent to June 30, 2004 the Company issued 200,000 shares at a deemed price of $0.60 per share to Auterra Ventures Inc. pursuant to a Rabbit-North Joint Venture Agreement, and 475,000 shares pursuant to the exercise of share purchase warrants at $0.20 per share.

Note 4 Share Capital – Note 6 – (cont'd)

Commitments:

Share Purchase Warrants

At June 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
975,000	$0.50	December 11, 2004
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
11,239,667		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	June 30, 2004		June 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,555,000	$0.80	1,082,066	$0.12
Granted	258,853	$0.55	-	
Expired/cancelled	-		(75,000)	$0.12
Options outstanding and exercisable at end of period	1,813,853	$0.76	1,007,066	$0.12

Note 4 Share Capital – Note 6 – (cont'd)

Stock-based Compensation Plan – (cont'd)

At June 30, 2004 there were 1,813,853 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,555,000	$0.80	September 18, 2005
258,853	$0.13	April 6, 2006
1,813,853		

As disclosed in Note 2(g), effective for the year ended December 31, 2003, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the six months ended June 30, 2004 the Company recorded a non-cash compensation charge of $75,067.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.25%
Dividend yield	-
Expected stock price volatility	153%
Weighted average expected stock option life	2 years

Note 5 Related Party Transactions

During the six months ended June 30, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2004	2003
Consulting fees	$ -	$ 18,000
Interest	-	29,381
Legal	44,839	29,420
	$ 44,839	$ 76,801

Note 5 Related Party Transactions – (cont'd)

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2004, accounts payable includes $ 12,592 (2003: $82,818) due to directors of the Company and companies controlled by directors of the Company.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2004, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 24, 2004 provides information on the operations of Ballad for the six months ended June 30, 2004 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru, Venezuela and Brazil.

Mineral Properties

	TVX Concessions Peru	Resource Property Argentina	Rabbit North Canada	Six Months Ended June 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Balance, beginning of period	$ 12,599	$ 321,889	$ 28,000	$ 362,488	$ 8,982	$ 8,982
Acquisition Costs						
– shares	-	-	-	-	250,000	-
Deferred Exploration Expenditures						
– administration	-	-	5,777	5,777	-	-
– assay costs	-	740	653	1,393	928	-
– field work	-	-	2,575	2,575	-	-
– geological consulting	-	151,050	39,520	190,570	64,982	-
– concession fees	8,169	19,412	-	27,581	35,096	-
– finders fee	-	-	-	-	10,000	-
– travel	-	10,584	-	10,584		
Option proceeds	-	-	-	-	(7,500)	-
Total expenditures during period	8,169	181,786	48,525	238,480	35,096	-
Balance, end of period	$ 20,768	$ 503,675	$ 76,525	$ 600,968	$ 362,488	$ 8,982

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 Ballad and IMA Exploration Inc. ("IMA") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery.

At Penascudo, gold in outcrop has been discovered and sampling by IMA geologists in November 2002 found visible gold in quartz veins within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. Visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo, have increased recently in Patagonia as this region is only now being explored to the point of making the area a premium hunting ground for these types of gold deposits in the world.

The agreement between Ballad and IMA provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system. The EL REY Gold/Silver zone has been mapped for 55 meters along strike and is interpreted to be contained within a larger 600 meter long structure.

IMA granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty.

Ballad may increase its interest by funding a feasibility study. On August 12, 2003, the Company notified IMA that it is proceeding with the Option Agreement.

During the six months ended June 30, 2004 Ballad successfully completed the Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drill testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

  Exploration at El Rey is now intended to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

  Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potential grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

Roberto Prospect, Peru

As at June 30, 2004 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

Rabbit North Property, British Columbia, Canada

The Company on January 28, 2004, entered into a Mineral Property Option Agreement (the "Agreement") with Auterra Ventures Inc. ("Auterra"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property plus cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for exploration expenditures and cash payments incurred. The property is subject to an NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

The underlying option agreement provides Auterra with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements for the reporting period ended June 30, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $76,525 worth of exploration work incurred during the period.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres the world class Highland Valley Copper Mines and the previously operated Afton Mine are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18

7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

Rabbit North Property – Cont'd

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

The property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate to the potential for very significant copper-gold mineralization at Rabbit North.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those

Application of Critical Accounting Policies – Cont'd

Stock-based compensation – Cont'd

options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation

payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the

addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

Selected Financial Information

The following table presents selected financial information for the six months ended June 30, 2004 and 2003 and for the last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(274,817)	(173,780)	(1,922,319)	(369,909)	(315,836)
Basic and diluted loss per share	(0.02)	(0.02)	(0.19)	(0.06)	(0.05)
Total assets	698,085	63,567	874,401	40,178	42,918

Results of Operations

It is important to note that the Company's net loss for the six months ended June 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 include non-cash items, such as non-cash compensation expense, gain on accounts payable settlement and loss on write-down of resource property costs.

Results of Operations – Cont'd

Net loss for the six months ended June 30, 2004 was $274,817 or $0.02 per share as compared to the loss of $173,780 or 0.02 per share for the six months ended June 30, 2003. The increase in the net loss was primarily due to $75,067 non-cash compensation expense recorded during the period, which represents a fair value of 258,853 stock options granted during the six months ended June 30, 2004, and the increase in legal fees and shareholder communication costs.

Net loss for the year ended December 31, 2003 was $1,922,319 or $0.19 per share as compared to a loss of $369,909 or $0.06 per share for the year ended December 31, 2002. Significant items that affected the financial results of the Company and the comparability of these financial results with previous periods in the year ended December 31, 2003 is $1,071,000 non-cash compensation expense, which represents a fair value of stock options granted during the year ended December 31, 2003.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the six months ended June 30, 2004, and 2003, and for the years ended December 31, 2003, 2002 and 2001:

	Six Months ended June 30, 2004	Six Months ended June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Accounting and audit fees	14,400	4,710	36,049	35,180	51,375
Increase (decrease) *	205.7	-	2.47	(31.52)	-
Amortization	2,309	573	2,757	1,533	2,116
Increase (decrease) *	302.97	-	79.84	(27.55)	-
Consulting	12,754	29,947	88,720	51,018	57,000
Increase (decrease) *	(57.41)	-	73.90	(10.50)	-
Filing fees	12,565	5,977	19,467	11,217	4,014
Increase (decrease) *	110.22	-	73.55	179.45	-
Interest	6,311	40,853	69,178	57,988	112,144
Increase (decrease) *	(84.56)	-	19.30	(48.30)	-
Management fees	15,000	15,000	30,000	30,000	33,724
Increase (decrease) *	-	-	-	(11.04)	-
Office and miscellaneous	13,761	12,021	38,181	20,247	40,158
Increase (decrease) *	14.47	-	88.58	(49.58)	-
Rent	18,600	18,600	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-

.../Cont'd

	Six Months ended June 30, 2004	Six Months ended June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Salaries	-	-	-	8,708	38,385
Increase (decrease) *	N/A	N/A	N/A	N/A	-
Shareholder communications fees	50,496	13,775	316,001	30,000	63,000
Increase (decrease) *	266.58	-	953.34	(52.38)	-
Transfer agent	3,035	1,679	6,098	2,790	2,824
Increase (decrease) *	80.76	-	118.56	(1.20)	-
Travel and promotion	5,680	1,225	84,249	12,785	5,271
Increase (decrease) *	363.67	-	558.97	142.55	-

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended June 30, 2004:

	Years ended December 31,							
	2004		2003				2002	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(112,733)	(162,084)	(65,603)	(108,177)	(165,115)	(1,583,424)	(71,832)	(191,146)
Basic/diluted loss per share	(0.006)	(0.01)	(0.00)	(0.01)	(0.02)	(0.09)	(0.02)	(0.02)

Liquidity and Capital Resources

At June 30, 2004, the Company had working capital deficiency of $399,322 compared to a deficiency of $206,738 in 2003.

Liquidity and Capital Resources – Cont'd.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At June 30, 2004, the Company held cash on hand of $50,838 (2003: $4,733) and liabilities totalled $477,837 (2003: $232,386).

Related Party Transactions

During the six months ended June 30, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

Management Discussion and Analysis of Financial Condition and Results of Operations

	2004	2003
Consulting fees	$ -	$ 18,000
Interest	-	29,381
Legal	44,839	29,420
	$ 44,839	$ 76,801

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2004, accounts payable includes $ 12,592 (2003: $82,818) due to directors of the Company and companies controlled by directors of the Company.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Risks and Uncertainties

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

September 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) September 30, 2004	(Audited) December 31, 2003
Current		
Cash	$ 7,551	$ 447,066
Marketable securities	3,000	3,000
Amounts receivable	18,423	33,122
Prepaid expenses	12,110	11,842
	41,084	495,030
Capital assets – Note 3	17,449	16,883
Resource properties	820,383	362,488
	$ 878,916	$ 874,401
LIABILITIES		
Current		
Accounts payable – Note 5	$ 557,264	$ 464,403
SHAREHOLDERS' EQUITY		
Share capital – Note 4	12,779,508	12,564,508
Contributed surplus	1,146,867	1,071,800
Deficit	(13,604,723)	(13,226,310)
	321,652	409,998
	$ 878,916	$ 874,401

APPROVED BY THE DIRECTORS:

"Anthony J. Beruschi", Director   *"Raymond Roland"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three and nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Administrative Expenses				
Accounting and audit	$ 3,000	$ 3,059	$ 17,400	$ 7,769
Amortization	1,155	463	3,464	1,036
Consulting fees – Note 5	4,994	29,117	17,748	59,064
Filing fees	775	9,593	13,340	15,570
Interest, foreign exchange	20	10,395	6,331	51,248
Legal – Note 5	44,914	64,079	89,753	93,499
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	11,384	11,501	25,145	23,522
Rent	9,300	9,300	27,900	27,900
Shareholder communication	11,668	15,249	62,164	29,024
Transfer agent	1,319	1,730	4,354	3,409
Travel and promotion	7,567	3,129	13,247	4,354
Net loss before other item	(103,596)	(165,115)	(303,346)	(338,895)
Other item				
Non-cash compensation charge - Note 3	-	-	(75,067)	-
Net loss for the period	(103,596)	(165,115)	(378,413)	(338,895)
Deficit, beginning of period	(13,501,127)	(11,477,771)	(13,226,310)	(11,303,991)
Deficit, end of period	$ (13,604,723)	$ (11,642,886)	$ (13,604,723)	$ (11,642,886)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.04)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Operating Activities				
Net loss for the period	$ (103,596)	$ (165,115)	$ (378,413)	$ (338,895)
Add (deduct) items not affecting cash:				
Amortization	1,155	463	3,464	1,036
Non-cash compensation charge	-	-	75,067	-
	(102,441)	(164,652)	(299,882)	(337,859)
Changes in non-cash working capital items related to operations:				
Amounts receivable	(5,306)	(6,563)	14,699	(6,312)
Prepaid expenses	(550)	(3,425)	(268)	(4,912)
Accounts payable	79,425	118,886	92,860	38,967
Long-term debt	-	-	-	(372,912)
	(28,872)	(55,754)	(192,591)	(683,028)
Investing Activities				
Acquisition of capital assets	-	(3,037)	(4,029)	(3,037)
Resource properties acquisition	-	(250,000)	-	(264,118)
Sale of resource properties	-	7,500	-	7,500
Deferred exploration expenditures	(99,415)	(52,402)	(337,895)	(63,204)
	(99,415)	(297,939)	(341,924)	(322,859)
Financing Activities				
Common shares	95,000	1,247,550	95,000	1,247,550
Share subscriptions	(10,000)	(650,000)	-	-
	85,000	597,550	95,000	1,247,550
Increase (Decrease) in cash during the period	(43,287)	243,857	(439,515)	241,663
Cash, beginning of period	50,838	4,733	447,066	6,927
Cash, end of period	$ 7,551	$ 248,590	$ 7,551	$ 248,590

...Cont'd

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued
for the three and nine months ended September 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash Transaction – Note 6

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(e) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(f) Basic and Diluted Loss per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

(h) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, amounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount September 30, 2004	Net Carrying Amount September 30, 2003
Computer equipment	$ 26,967	$ 18,453	$ 8,514	$ 4,621
Office equipment	15,930	6,995	8,935	1,969
	$ 42,897	$ 25,448	$ 17,449	$ 6,590

Note 4 Share Capital – Note 6

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152
Share consolidation (1 new for 2 old)		(6,385,333)	-
For cash:			
– pursuant to a private placement	– at $0.10	9,000,000	900,000
	– at $0.50	1,200,000	600,000
– pursuant to the exercise of stock options	– at $0.20	436,033	87,206
	– at $0.46	52,500	24,150
– pursuant to the exercise of share purchase warrants			
	– at $0.10	250,000	50,000
For property acquisition		500,000	250,000
Finders fees		64,667	-
Finders fee for cash		-	(5,000)
Balance, December 31, 2003		17,888,533	12,564,508
For cash:			
– pursuant to the exercise of share purchase warrants – at $0.20		475,000	95,000
For property option – at $0.60		200,000	120,000
Balance, September 30, 2004		18,563,533	12,779,508

Note 4 Share Capital – Note 6 – (cont'd)

During the nine months ended September 30, 2004 the Company issued 200,000 shares at a deemed price of $0.60 per share to Auterra Ventures Inc. pursuant to a Rabbit-North Joint Venture Agreement.

Commitments:

Share Purchase Warrants

At September 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
975,000	$0.50	December 11, 2004
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
11,239,667		

During the nine months ended September 30, 2004, 275,000 share purchase warrants expired unexercised.

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	September 30, 2004		September 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,555,000	$0.80	541,033	$0.25
Granted	258,853	$0.55	1,575,000	$0.80
Exercised	-		(432,500)	$0.23
Expired/cancelled	-		(52,500)	$0.44
Options outstanding and exercisable at end of period	1,813,853	$0.76	1,631,033	$0.12

Note 4 Share Capital – Note 6 – (cont'd)

Stock-based Compensation Plan – (cont'd)

At September 30, 2004 there were 1,813,853 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,555,000	$0.80	September 18, 2005
258,853	$0.13	April 6, 2006
1,813,853		

As disclosed in Note 2(g), effective for the year ended December 31, 2003, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the nine months ended September 30, 2004 the Company recorded a non-cash compensation charge of $75,067.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.25%
Dividend yield	-
Expected stock price volatility	153%
Weighted average expected stock option life	2 years

Note 5 Related Party Transactions

During the nine months ended September 30, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2004	2003
Consulting fees	$ -	$ 27,000
Interest	-	31,879
Legal	88,410	91,861
	$ 88,410	$ 150,740

Note 5 Related Party Transactions – (cont'd)

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At September 30, 2004, accounts payable includes $62,269 (2003: $227,682) due to directors of the Company and companies controlled by directors of the Company.

Note 6 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the nine months ended September 30, 2004 the Company issued 200,000 common shares at $0.60 per share as an option payment with respect to the Rabbit North property.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

NOVEMBER 26, 2004

For the nine months ended September 30, 2004, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of November 26, 2004 provides information on the operations of Ballad for the nine months ended September 30, 2004 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

OVERVIEW

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru, Venezuela and Brazil.

Mineral Properties

	TVX Concessions Peru	Resource Property Argentina	Rabbit North Canada	Nine Months Ended September 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Balance, beginning of period	$ 12,599	$ 321,889	$ 28,000	$ 362,488	$ 8,982	$ 8,982
Acquisition Costs						
– shares	-	-	120,000	120,000	250,000	-
Deferred Exploration Expenditures						
– administration	-	-	16,723	16,723	-	-
– assay costs	-	4,112	8,845	12,957	928	-
– drilling	-	-	70,985	70,985	-	-
– field work	-	-	2,575	2,575	-	-
– geological consulting	-	152,800	43,690	196,490	64,982	-
– concession fees	8,169	19,412	-	27,581	35,096	-
– finders fee	-	-	-	-	10,000	-
– travel	-	10,584	-	10,584		
Option proceeds	-	-	-	-	(7,500)	-
	8,169	186,908	142,818	337,895	35,096	-
Balance, end of period	$ 20,768	$ 508,797	$ 290,818	$ 820,383	$ 362,488	$ 8,982

Mineral Properties – Cont'd.

Penascudo Gold-Silver Property, Argentina

During the nine months ended September 30, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and IMA Exploration Inc. ("IMA") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by IMA.

At Penascudo, gold in outcrop was discovered by IMA geologists in November 2002 with visible gold in quartz veins within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. The visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo, have increased recently in Patagonia as this region is only now being explored to the point of making the area a premium hunting ground for these types of gold deposits in the world.

The agreement between Ballad and IMA provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

IMA granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

Rabbit North Property

The Rabbit North property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold.

Mineral Properties – Cont'd

Rabbit North Property – Cont'd

Exploration in the past included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. Exploration by Ballad, including diamond drilling, is reported below. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad at Rabbit North pursuant to its option agreement of the Rabbit North Property.

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7 was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5. g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m.

Mineral Properties – Cont'd

Rabbit North Property – Cont'd

The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
2	NQ2	50-54	4m	2.28	-
2	NQ2	118-122	4m	5.10	-
3	NQ2	54.1-56	1.9m	2.39	-
4	NQ2	72.8-76	3.2m	1.42	-
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

On January 28, 2004, Ballad entered into a Mineral Property Option Agreement (the "Agreement") with Auterra Ventures Inc. ("Auterra"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares (received by Auterra during the quarter ended August 31, 2004) of Ballad on TSX Venture Exchange acceptance for filing, plus exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

The underlying option agreement provides Auterra with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

Work commitments on the Rabbit North Property have been met through November 30, 2005.

Roberto Prospect, Peru

As at September 30, 2004 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation

payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended September 30, 2004 and 2003 and for the last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Nine months ended September 30, 2004	Nine months ended September 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(378,413)	(338,895)	(1,922,319)	(369,909)	(315,836)
Basic and diluted loss per share	(0.02)	(0.04)	(0.19)	(0.06)	(0.05)
Total assets	878,916	614,887	874,401	40,178	42,918

For the nine months ended September 30, 2004 the net loss was $378,413 or $0.02 per share compared to the net loss of $338,895 or $0.04 per share (11.6% increase) for the comparable period in 2003. For the year ended December 31, 2003 the net loss was $1,922,319 or $0.19 per share compared to the net loss of $369,909 or $0.06 per share for the comparable year ended December 31, 2002. The increase in the net loss was primarily due to $1,071,000 non-cash compensation expense incurred in 2003, which represents a fair value of stock options granted during the year ended December 31, 2003.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended September 30, 2004 the Company incurred $3,000 (2003: $3,059) in accounting fees, $4,994 (2003: $29,117) in consulting fees, $775 (2003: $9,593) in filing fees, $20 (2003: $10,395) in interest and foreign exchange, $44,914 (2003: $64,079) in legal fees, $7,500 (2003: $7,500) in management fees, $11,384 (2003: $11,501) in office and miscellaneous expenses, $9,300 (2003: $9,300) in office rent, $11,668 (2003: $15,249) in shareholder communication costs, $1,319 (2003: $1,730) in transfer agent fees, and $7,567 (2003: $3,129) in travel and promotion expenditures.

RESULTS OF OPERATIONS – Cont'd

Year-to-date

It is important to note that the Company's net loss for the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 include non-cash items, such as non-cash compensation expense, gain on accounts payable settlement and loss on write-down of resource property costs.

Net loss for the nine months ended September 30, 2004 was $378,413 or $0.02 per share as compared to the loss of $338,895 or 0.04 per share for the nine months ended September 30, 2003. The increase in the net loss was primarily due to $75,067 non-cash compensation expense recorded during the period, which represents a fair value of 258,853 stock options granted during the nine months ended September 30, 2004, and the increase in shareholder communication costs.

Net loss for the year ended December 31, 2003 was $1,922,319 or $0.19 per share as compared to a loss of $369,909 or $0.06 per share for the year ended December 31, 2002. Significant items that affected the financial results of the Company and the comparability of these financial results with previous periods in the year ended December 31, 2003 is $1,071,000 non-cash compensation expense, which represents a fair value of stock options granted during the year ended December 31, 2003.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the nine months ended September 30, 2004, and 2003, and for the years ended December 31, 2003, 2002 and 2001:

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Nine Months ended September 30, 2004	Nine Months ended September 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Accounting and audit fees	17,400	7,769	36,049	35,180	51,375
Increase (decrease) *	124	-	2.47	(31.52)	-
Amortization	3,464	1,036	2,757	1,533	2,116
Increase (decrease) *	234	-	79.84	(27.55)	-
Consulting fees	17,748	59,064	88,720	51,018	57,000
Increase (decrease) *	(69.95)	-	73.90	(10.50)	-
Filing fees	13,340	15,570	19,467	11,217	4,014
Increase (decrease) *	(14.32)	-	73.55	179.45	-
Interest	6,331	51,248	69,178	57,988	112,144
Increase (decrease) *	(87.65)	-	19.30	(48.30)	-
Legal	89,753	93,499			
Increase (decrease) *	(4.00)	-			
Management fees	22,500	22,500	30,000	30,000	33,724
Increase (decrease) *	-	-	-	(11.04)	-
Office and miscellaneous	25,145	23,522	38,181	20,247	40,158
Increase (decrease) *	6.9	-	88.58	(49.58)	-
Rent	27,900	27,900	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-
Salaries	-	-	-	8,708	38,385
Increase (decrease) *	N/A	N/A	N/A	N/A	-
Shareholder communications	62,164	29,024	316,001	30,000	63,000
Increase (decrease) *	114.18	-	953.34	(52.38)	-
Transfer agent	4,354	3,409	6,098	2,790	2,824
Increase (decrease) *	27.72	-	118.56	(1.20)	-
Travel and promotion	13,247	4,354	84,249	12,785	5,271
Increase (decrease) *	204.25	-	558.97	142.55	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the nine months ended September 30, 2004, the Company incurred accounting and audit fees of $17,400 (2003: $7,769), consulting fees of $17,748 (2003: $59,064); filing fees of $13,340 (2003: $15,570), interest charges of $6,331(2003: $51,248), legal fees of $89,753 (2003: $93,499), management fees of $22,500 (2003: $22,500), office and miscellaneous expenses of $25,145 (2003: $23,522), office rent of $27,900 (2003: $27,900), shareholder communication expenses of $62,164 (2003: $29,024), transfer agent fees of $4,354 (2003: $3,409) and travel and promotion expenses of $13,247 (2003: $4,354). During the nine months ended September 30, 2004 the Company recorded non-cash compensation expense of $75,067 (2003: $Nil), which represents a fair value of 258,853 stock options granted during the nine months ended September 30, 2004, and amortization expense of $3,464 (2003: $1,036).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters ended September 30, 2004:

	Years ended December 31,							
	2004			2003				2002
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(112,733)	(162,084)	(103,596)	(65,603)	(108,177)	(165,115)	(1,583,424)	(191,146)
Basic/diluted loss per share	(0.006)	(0.01)	(0.02)	(0.00)	(0.01)	(0.02)	(0.09)	(0.02)

During the quarter ended September 30, 2004 the Company incurred $3,000 (2003: $3,059) in accounting fees, $4,994 (2003: $29,117) in consulting fees, $775 (2003: $9,593) in filing fees, $20 (2003: $10,395) in interest and foreign exchange, $44,914 (2003: $64,079) in legal fees, $7,500 (2003: $7,500) in management fees, $11,384 (2003: $11,501) in office and miscellaneous expenses, $9,300 (2003: $9,300) in office rent, $11,668 (2003: $15,249) in shareholder communication costs, $1,319 (2003: $1,730) in transfer agent fees, and $7,567 (2003: $3,129) in travel and promotion expenditures.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had working capital deficiency of $516,180 compared to a deficiency of $71,778 in 2003.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At September 30, 2004, the Company held cash on hand of $7,551 (2003: $248,590) and liabilities totalled $557,264 (2003: $351,271).

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152
Share consolidation (1 new for 2 old)		(6,385,333)	-
For cash:			
– pursuant to a private placement	– at $0.10	9,000,000	900,000
	– at $0.50	1,200,000	600,000
– pursuant to the exercise of stock options	– at $0.20	436,033	87,206
	– at $0.46	52,500	24,150
– pursuant to the exercise of share purchase warrants			
	– at $0.10	250,000	50,000
For property acquisition		500,000	250,000
Finders fees		64,667	-
Finders fee for cash		-	(5,000)
Balance, December 31, 2003		17,888,533	12,564,508
For cash:			
– pursuant to the exercise of share purchase warrants – at $0.20		475,000	95,000
For property option		200,000	120,000
Balance, September 30, 2004 and November 26, 2004		18,563,533	12,779,508

During the nine months ended September 30, 2004 the Company issued 200,000 shares at a deemed price of $0.60 per share to Auterra Ventures Inc. pursuant to a Rabbit-North Joint Venture Agreement.

Commitments:

Share Purchase Warrants

At September 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

SHARE CAPITAL – Cont'd

Commitments:

Share Purchase Warrants – Cont'd

Number of Warrants	Exercise Price	Expiry Date
975,000	$0.50	December 11, 2004
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
11,239,667		

During the nine months ended September 30, 2004, 275,000 share purchase warrants expired unexercised.

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	September 30, 2004		September 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,555,000	$0.80	541,033	$0.25
Granted	258,853	$0.55	1,575,000	$0.80
Exercised	-		(432,500)	$0.23
Expired/cancelled	-		(52,500)	$0.44
Options outstanding and exercisable at end of period	1,813,853	$0.76	1,631,033	$0.12

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2004	2003
Consulting fees	$ -	$ 27,000
Interest	-	31,879
Legal	88,410	91,861
	$ 88,410	$ 150,740

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At September 30, 2004, accounts payable includes $62,269 (2003: $227,682) due to directors of the Company and companies controlled by directors of the Company.

RISKS AND UNCERTAINTIES

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BALLAD GOLD & SILVER LTD.

(formerly Ballad Ventures Ltd.)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Ballad Gold & Silver Ltd. (hereinafter called the "Company") will be held at the offices of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia on August 27, 2004 at the hour of ten o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2003, and the report of the auditor thereon;

2. To appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

6. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
ANTHONY J. BERUSCHI
President and Director

BALLAD GOLD & SILVER LTD.

(formerly Ballad Ventures Ltd.)
#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 21, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 27, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Gold & Silver Ltd. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on August 27, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES

REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 19, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 17,888,533 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Anthony J. Beruschi Vancouver, BC, Canada President, C.E.O., C.F.O. and Director	President, Ballad Gold & Silver Ltd.; Barrister & Solicitor	June 30, 1994 to date	1,296,418
Raymond W. Roland Vancouver, BC, Canada Director	Financial Consultant; President, Buck Lake Ventures Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada	March 31, 1997 to date	1,402,508
Andre Pauwels Richmond, BC, Canada Director	Exploration Manager at Cominco Ltd. from 1995 to 2001; Vice President Ballad Gold & Silver Ltd. from March 2002 to October 2003; Self-employed consulting geologist from August 2001 to present.	July 26, 2004 to date	164,500
John Halagan Las Vegas, Nevada, USA Director	Retired.	September 3, 2003 to date	Nil

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Anthony J. Beruschi, Raymond W. Roland and John Halagan are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

CORPORATE CEASE TRADE ORDERS

No proposed director of the Company, within the past ten years, has been a director or executive officer of a company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied that company access to any exemption under the securities legislation, for a period of more than 30 consecutive days other than Anthony Beruschi and Raymond Roland who were directors of the Issuer when the Issuer was the subject of a cease trade order issued on May 29, 2001 for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 for failure to file financial statements, which order was rescinded on August 13, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Anthony J. Beruschi became the President and Chief Executive Officer of the Company on November 9, 1995 and Chief Financial Officer on May 8, 2003. Raymond Roland was Chief Financial Officer from March 31, 1997 until May 8, 2003. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company (the "Named Executive Officers" or "NEOs") during the financial years ending December 31, 2001, 2002 and 2003, being the three most recently completed financial years. No other executive officer's total salary and bonus during such periods exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation			All Other Compensation ($) (i)
					Awards		Payouts	
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	
ANTHONY J. BERUSCHI President, CEO and CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	497,500 177,500 Nil	Nil Nil Nil	Nil Nil Nil	221,229[1] 131,906[1] 44,732[1]
RAYMOND W. ROLAND Former CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	497,500 177,500 Nil	Nil Nil Nil	Nil Nil Nil	36,000[2] 36,000[2] 36,000[2]

[1] Legal fees, related disbursements paid or accrued to a law firm of which Mr. Beruschi is principal and interest, geological consulting fees and disbursements paid or accrued to private companies or firms of which Mr. Beruschi is principal.

[2] Consulting fees paid or accrued to a private companies of which Mr. Roland is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officers during the most recently completed financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Anthony J. Beruschi	497,500[1]	31.59%	$0.80	$0.85	Sept. 18, 2005
Raymond W. Roland	497,500	31.59%	$0.80	$0.85	Sept. 18, 2005

1 Granted to a British Columbia non-reporting company wholly-owned by Mr. Beruschi.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony J. Beruschi	140,000	$49,000	497,500[1] (Exercisable)	Nil (Exercisable)
Raymond W. Roland	177,500	$51,625	497,500 (Exercisable)	Nil (Exercisable)

1 Granted to a British Columbia non-reporting company wholly-owned by Mr. Beruschi.

During the year ended December 31, 2003, consulting fees of $36,000 was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland and geological consulting fees and disbursements of $16,000 was paid or accrued to 1601-1188 Quebec Street Ltd. ("Quebec Street"), a British Columbia non-reporting company wholly-owned by Anthony Beruschi. Geological consulting fees, disbursements and resource property investigation costs of $50,031 and $4,950, respectively, were paid or accrued to Quebec Street. Please see "Other Related Party Transactions" herein.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended December 31, 2003 or the current financial year, the Company was not party to any employment contracts with its Named Executive Officers and did not have any plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance at board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to non-executive Directors during the most recently completed financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	100,000[1]	6.35%	$0.80	$0.85	Sept. 18, 2005

[1] Subsequent to the financial year-end, these options were cancelled.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	20,000[1]	$6,600[1]	125,000[2] (Exercisable)	Nil (Exercisable)

1 20,000 options, at a value realized of $6,600, were exercised by a former non-executive Director of the Company.
2 Subsequent to the financial year-end, 25,000 of these options were cancelled.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,555,000[1]	$0.80	233,853[2]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,555,000	$0.80	233,853

1 Subsequent to the financial year-end, 45,000 options were cancelled.
2 The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan" and "Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" herein.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk") of #501, 905 West Pender Street, Vancouver, B.C., V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly-owned by Leeta Drinovz of Vancouver, British Columbia. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.

Amisano Hanson, Chartered Accountant, is not being proposed for re-appointment.

The "Notice of Change of Auditor" and letters from the former and successor auditors, all as filed with the Alberta and British Columbia Securities Commissions are attached hereto as Appendix "A" for review and consideration.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Private Placement July 2003

Pursuant to private placement agreements dated July 21, 2003, Anthony Beruschi and Raymond Roland, directors of the Company, purchased 1,000,000 units and 700,000 units, respectively, of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 exercisable on or before August 15, 2005. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Messrs. Beruschi and Roland were restricted from trading until December 15, 2003.

Pursuant to a private placement agreement dated October 3, 2003, 1601-1188 Quebec Street Ltd. ("Quebec Street"), a British Columbia non-reporting company wholly-owned by Anthony Beruschi, the President and a director of the Company, purchased 145,000 units of the Company's securities at a price of $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.60 exercisable on or before November 18, 2005. The private placement was completed in accordance with the policies of, and was

approved by, the TSX Venture Exchange. The shares issued to Quebec Street were restricted from trading until March 18, 2004.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. $34,531 in interest charges were accrued to Anthony J. Beruschi, President and a Director of the Company on funds advanced to the Company.

2. $115,717 was accrued to a law firm of which Anthony J. Beruschi, President and a Director of the Company, is principal, for legal fees and related disbursements.

3. Geological consulting fees of $66,031 were paid or accrued to Quebec Street.

4. Resource property investigation costs of $4,950 were paid or accrued to Quebec Street.

5. Consulting fees of $36,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, a Director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan

will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2003. Shareholders may contact the Company at www.balladnet.com or at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO

THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
Anthony J. Beruschi
President and Director

BALLAD GOLD & SILVER LTD.

Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6
Telephone: 604 682-7159 Fax: 604 669-5886
TollFree: 1-888-880-2288

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of the shareholders of BALLAD GOLD & SILVER LTD. (the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, on Friday, July 15, 2005, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1. To receive the Report of the Directors, the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2004.
2. To fix the number of directors at three (3).
3. To elect directors for the ensuing year.
4. To appoint Dale Matheson Carr-Hilton Labonte, Chartered Accountants, as auditors of the Company for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To pass an ordinary resolution to ratify and approve the Company's stock option plan.
7. To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number.
8. To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia).
9. To pass a special resolution to increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular.
10. To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles.
11. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. **The Proxy or Voting Instruction Form must be completed in accordance with the instructions set out therein and in the Information Circular accompanying this Notice, and, to be valid, must be received by the Company at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, Telephone: 604 682-7159 Fax: 604 669-5886 not fewer than 48 hours before the time fixed for the Meeting.**

DATED at Vancouver, British Columbia, this 6th day of June, 2005.

By order of the Board
BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

ANTHONY J. BERUSCHI,
President

BALLAD GOLD & SILVER LTD.
Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6

INFORMATION CIRCULAR

(As at June 10, 2005, except as indicated)

BALLAD GOLD & SILVER LTD. (the "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on July 15, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company or the Company's solicitor (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the Company's offices at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the

date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares, of which 20,785,755 common shares are issued and outstanding. Persons who are registered common shareholders at the close of business on June 10, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at three (3).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[2]
Anthony J. Beruschi[1] Vancouver, BC, Canada *Chief Executive Officer, President, Chief Financial Officer and Director*	President, Ballad Gold & Silver Ltd; Barrister & Solicitor	June 30, 1994 to date	1,491,974
Raymond Roland[1] Vancouver, BC, Canada *Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, International Alliance Resources Inc.; Previously Senior Manager, Western Canada, Royal Bank of Canada	March 31, 1997 to date	1,246,387
John Halagan[1] Las Vegas, Nevada, USA *Director*	Retired businessman	September 3, 2003 to date	Nil

NOTES:

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 10, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Cease Trade Orders

The Company was the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 29, 2001 for failure to file financial statements. Such Order was rescinded on August 28, 2001.

Raymond Roland was a director of Pacific Topaz Resources Ltd. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 16, 2001 for failure to file financial statements. Such Order was rescinded on August 13, 2001.

To the knowledge of the Company, no proposed director is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

EXECUTIVE COMPENSATION

Summary of Compensation

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, the following table (presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Anthony J. Beruschi *Chief Executive Officer, President and Chief Financial Officer*	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,427 497,500 177,500	Nil Nil Nil	Nil Nil Nil	$146,802[1] $221,229[1] $131,906[1]
Raymond Roland *Former Chief Financial Officer*	2004 2003 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,426 497,500 177,500	Nil Nil Nil	Nil Nil Nil	Nil $36,000[2] $36,000[2]

NOTES:

(1) Legal fees, related disbursements paid or accrued to a law firm of which Mr. Beruschi is principal and interest, geological, consulting fees and disbursements paid or accrued to private companies or firms of which Mr. Beruschi is a principal.

(2) Consulting fees or accrued to a private company of which Mr. Roland is a principal

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to directors, officers, employees and consultants with respect to options that have been granted or may be granted pursuant to the Company's stock option plan (Refer to the section entitled "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Anthony J. Beruschi	24,427	13%	$0.55	$0.42[1]	April 6, 2006

(1) The market price of the Company's shares on the date of grant, April 6, 2004, was

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the most recently completed financial year end, no options were exercised by the Named Executive Officer or outstanding.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to officers, employees, consultants and Directors. The Company granted an aggregate of 258,853 stock options during the most recently completed financial year for an aggregate total of outstanding options in the amount of 1,788,853. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors, Officer and Consultants of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders (Stock Option Plan)	258,853 1,530,000	$0.55 $0.80	862
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,788,853	$0.76	862

Venture Issuer Exemption

Pursuant to Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Venture Issuer and has omitted such disclosure.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company, other than as follows:

Related Party Transactions

1. On May 16, 2005, the Company closed a private placement of 2,222,222 units at the price of $0.1125 per unit. The directors of the Company participated as to 1,448,000 units,

2. $8,617 in interest charges were accrued to Beruschi & Company, a law firm of which Anthony J. Beruschi, President and a director of the Company, is a principal, on outstanding balance of invoices rendered to the Company for legal services.

3. $138,185 were charged by a law firm of which Anthony J. Beruschi, President and a director of the Company, is a principal, for legal fees and related disbursements.

4. The Company entered into an property option agreement with Global Hunter Corp. whereby the Company may earn at 50% to 70% interest in the Rabbit North Properties, located in British Columbia by issuing an aggregate of 200,000 common shares at a deemed price of $0.60 per share and incurring expenditures totaling $600,000 over for a 50% interest or $1,000,000 for a 70% interest over a four year period. Raymond Roland is a director of Global Hunter Corp. and the Company.

APPOINTMENT OF AUDITOR

Dale Matheson Carr-Hilton Labonte, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Dale Matheson Carr-Hilton Labonte, Chartered Accountants, were first appointed as auditors of the Company on August 27, 2004.

MANAGEMENT CONTRACTS

The Company is party to a management contract with Selkirk Anglers' Guide Services Ltd. of Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly owned by Leeta Drinovz of Vancouver, BC. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500 per month.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally

comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Anthony J. Beruschi	Not independent[1]	Financially literate[1]
Raymond Roland	Independent[1]	Financially literate[1]
John Halagan	Independent[1]	Financially literate[1]

(1) As defined in Multilateral Instrument 52-110

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 *(De Minimis Non-audit Services)*, or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	10,800	-	-	173
December 31, 2003	9,300	-	-	-

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

In August of 2002, the TSX Venture Exchange adopted a new stock option policy whereby all Tier 2 companies must implement and approve a stock option plan. Therefore, the Company adopted a Stock Option Plan which was approved by the shareholders at the annual general meeting held on June 26, 2003 and thereafter approved again on August 27, 2004. In accordance with the policies, such plan must be approved annually. The Stock Option Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the Stock Option Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Company at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Company. Options issued pursuant to the Stock Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five (5) years from the date the option is granted.

The options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations activities. In the event of the death or permanent disability of a holder, any

option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

An aggregate of 1,788,853 options are currently outstanding under the Stock Option Plan and these options have been granted to directors, officers, employees and consultants of the Company.

In addition to the terms of the Stock Option Plan mentioned above, the policies of the TSX Venture Exchange require approval be approved by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attaching to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Stock Option Plan, or their associates to the Company:

(a) decreasing the exercise price of stock options previously granted to insiders;

(b) issuing to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

(c) issuing to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

A copy of the Stock Option Plan will be available for shareholders to review at the annual general meeting, if requested.

Therefore, shareholders will be asked to approve the following resolution, by way of disinterested shareholder approval:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's Stock Option Plan be and is hereby ratified, approved and confirmed including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2. the Company be authorized to abandon or terminate all or any part of the Stock Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

3. the Company be and is hereby authorized to grant options pursuant and subject to the terms and conditions of the Stock Option Plan;

4. the Company be and is hereby, at the discretion of the board of directors, to amend the exercise price of previously granted option agreements, without further approval by the shareholders, all in accordance with the policies of the TSX Venture Exchange; and

5. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock

exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the Stock Option Plan.

Transition Application to Effect Transition of the Company under the *Business Corporations Act* (British Columbia)

The British Columbia *Business Corporations Act* (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the British Columbia *Company Act* was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation*. A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the offices of the Company's at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies (the "Registrar"), as a result of which the Notice of Articles will be deemed to supersede and replace the company's Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 will be subject to dissolution. Further, a pre-existing company that has not transitioned itself under the New Act may not effect any changes to its Memorandum or Articles.

The New Act does not permit the Company to make any changes to its Charter as part of the filing of the Transition Application. The information contained in the Transition Application will reflect the current status of the Company at the time of its filing, including the mandatory application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to approve the following ordinary resolution to approve the transition of the Company under the New Act:

"BE IT RESOLVED THAT:

1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia);

2. The Notice of Articles, in addition to containing the other information required to be included therein under *Business Corporations Act* (British Columbia), shall provide that:

   (a) the authorized share structure shall consist of 100,000,000 common shares; and

   (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia *Business Corporations Regulation* shall apply;

3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438 (3) of the *Business Corporations Act* (British Columbia) by adding to the first page thereof the Company's incorporation number; and

4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions."

Alterations to Corporate Charter

Once the Company has filed the Transition Application containing a Notice of Articles, it can amend its Charter to take advantage of certain provisions of the New Act that give greater flexibility to companies in terms of corporate governance. For example:

- a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;
- a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and
- a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

Removal of Pre-Existing Company Provisions

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former *Company Act* (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the New Act, the Company's shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;

2. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Alteration of Authorized Share Structure

The Company proposes to alter its Notice of Articles to increase the Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value, as now permitted under the *Business Corporations Act* (British Columbia).

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized share structure.

The increase to the authorized share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution (the "Authorized Share Structure Resolution") as follows:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT,

(a) the Notice of Articles of the Company be altered to increase the number of common shares of the Company authorized to be issued to an unlimited number of common shares without par value;

(b) the President or any one Director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Replacement of Corporate Articles

The Company proposes to amend its Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with new proposed Articles, such Articles which will be presented at the meeting for consideration. The proposed Articles will also be available for inspection at the offices of the Company, at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, at any time during normal business hours before the Meeting.

Section 8.2 of the proposed Articles provides that the level of shareholder approval required to pass a special resolution at a meeting of shareholders, shall be 2/3 of the votes cast rather than 3/4 of the votes cast. The shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles, as presented for consideration at the Meeting, as the Articles of the Company."

Acts and Deeds of Directors

Shareholders will be asked to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on behalf of the Company during the preceding year.

Recommendation of the Company's Directors

The directors have reviewed and considered all facts respecting the foregoing matters that they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating of BALLAD GOLD & SILVER LTD. is provided in the Company's comparative financial statements for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements at the following address:

BALLAD GOLD & SILVER LTD.
Suite 501
905 West Pender Street
Vancouver, BC
V6C 1L6
Telephone: 604 682-7159
Fax: 604 669-5886
TollFree: 1-800-888-2288

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

CERTIFICATION AND BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, on the 6th day of June, 2005.

BY ORDER OF THE BOARD
BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

ANTHONY J. BERUSCHI,
President and Chief Executive Officer

F # 82-4000

Date and Time: December 20, 2004 11:35 AM Pacific Time



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
SECTION 127

Filed Date and Time: **December 20, 2004 11:35 AM Pacific Time**

Incorporation Number:
BC0075655

Name of Company:
BALLAD GOLD & SILVER LTD.

Date of Change of Directors

November 19, 2004

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
PAUWELS, ANDRE

Mailing Address:
4900 MARIPOSA COURT
RICHMOND BC V7C 2J9
CANADA

Delivery Address:
4900 MARIPOSA COURT
RICHMOND BC V7C 2J9
CANADA

Director(s) as at November 19, 2004

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
320 9TH STREET
REVELSTOKE BC V0E2S0

Delivery Address:
320 9TH STREET
REVELSTOKE BC V0E2S0

Last Name, First Name, Middle Name:
HALAGAN, JOHN

Mailing Address:
5601 CRIMSON RIDGE DR
LAS VEGAS NV 89130

Delivery Address:
5601 CRIMSON RIDGE DR
LAS VEGAS NV 89130

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6E1C9

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6E1C9

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

ANNUAL REPORT

FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

BC075655

B NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF RECOGNITION (YYYY / MM / DD)	D DATE OF ANNUAL REPORT (YYYY / MM / DD)
1967/08/22	2004/08/22

E OFFICER NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
BERUSCHI	ANTHONY	J.	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
320 9TH STREET EAST, REVELSTOKE	BC	CANADA	V0E 2S0
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
PO BOX 450, REVELSTOKE	BC	CANADA	V0E 2S0
OFFICE(S) HELD (e.g. president, secretary, vice president)			
PRESIDENT			

LAST NAME	FIRST NAME	MIDDLE NAME	
WEGNER	GWEN		
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
36252 STEPHEN LEACOCK DRIVE, ABBOTSFORD	BC	CANADA	V3G 3C4
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
36252 STEPHEN LEACOCK DRIVE, ABBOTSFORD	BC	CANADA	V6K 1V5
OFFICE(S) HELD (e.g. president, secretary, vice president)			
SECRETARY			

F COMPANY CHANGES

A company must file with the registrar a notice of any change to the information shown in the Corporate Register.
Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED (YYYY / MM / DD)
	X [signature]	2004/12/17

US Shareholders: Ballad Gold & Silver Ltd.

Ballad Gold & Silver - 18
Ballad Ventures - nil
Ballad Enterprises - 12
Morning Star - 6

Total US Shareholders: 36

BALLAD GOLD & SILVER LTD. - COMMON SHARES

LIST OF REGISTERED MEMBERS
AS OF RECORD June 10, 2005

NO PARAMETERS SPECIFIED

AS OF : 2005/06/10 BALLAD GOLD & SILVER LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RESV'D FOR EXCHG 18:1 FROM MORNING STAR RESOURCES FRACTIONS DROPPED XX	2,690
RESV'D FOR EXCHG 2:1 FROM BALLAD VENTURES LTD. FRACTIONS DROPPED XX	27,183
RESV'D FOR EXCHG 6:1 FROM BALLAD ENTERPRISES FRACTIONS DROPPED XX	260,361
1601-1188 QUEBEC STREET LTD 501 - 905 W PENDER ST VANCOUVER BC V6C 1L6	145,000
603492 BC LTD 24 OCEAN POINT DRIVE WEST VANCOUVER BC V7W 3G7	100,000
603492 BC LTD 905 W PENDER ST STE 501 VANCOUVER BC V6C 1L6	507,500
603494 BC LTD 1220 W 6TH AVE - SUITE 201 VANCOUVER BC V6H 1G3	1,000,000
682166 BC LTD 501 - 905 W PENDER ST VANCOUVER BC V6C 1L6	253,333
HOWARD ABEL 78 LYONS ST CARNEGIE VIC 3163 AUSTRALIA	125
AUTERRA VENTURES INC #501 - 905 WEST PENDER ST VANVCOUVER BC V6C 1L6	200,000
DAVID BERUSCHI 310 - 5TH ST PO BOX 833 REVELSTOKE BC V0E 2S0	88,889
JAMES BOYCE 1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3	125,000
RENEE BRICKNER 40167 BILLS PLACE SQUAMISH BC V0N 3G0	25,000

AS OF : 2005/06/10 BALLAD GOLD & SILVER LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RENNE BRICKNER 40167 BILLS PLACE GARIBALDI HIGHLANDS BC V0N 1T0	50,000
CDS & CO (NCI) PO BOX 1038 STN A 25 THE ESPLANADE TORONTO ON M5W 1G5	11,810,020
CEDE & CO PO BOX 222 BOWLING GREEN STATION NEW YORK NY 10274 USA	35,439
CEDE & CO 55 WATER STREET NEW YORK NY 10041 USA	2,000,000
COSTA BRAVA IMPORTS LTD 4019 HOLLYRIDGE PL VICTORIA BC V8N 5N8	1,000,000
CROSS GOLD CORP 501 - 905 WEST PENDER ST VANCOUVER BC V6C 1L6	272,000
VICTOR M CURTIS 5 ARDEN PLACE OAKURA NEW ZEALAND	1,333
GUARDIAN TOWER PTY LTD 1ST FLR 434 NEPEAN HWY FRANKSTON AUSTRALIA VIC 3199 AUSTRALIA	66
JACK H HAHN & LULA D HAHN JT/TEN 2516 OLSON DR DAYTON OH 45420 USA	1,500
RICHARD HART 591 E 700 N FORTVILLE IN 46040 USA	10,000
HEE PROVIDENT FUND PO BOX 1161 NARRE WARREN VIC 3805 AUSTRALIA	1,666

AS OF : 2005/06/10 BALLAD GOLD & SILVER LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
ANGUS HORLOCK 24 ARLEON CRES CRANBOURNE VICTORIA 3977 AUSTRALIA	110
ROLF HUBER ANGLIKERBERGSTRASSE 23 ANGLIKON CH-5611CH SWITZERLAND	83
RODNEY JEFFREY TTEE FOR THE JEFFREY FAM LIV TR DTD 05/22/92 BOX 1299 SISTERS OR 97759 USA	10,000
MAJED A KATBI 6765 WESTMINSTER BLVD C235 WESTMINSTER BC 92683-3769	3,000
ANTHONY JAMES KELLER 275 PERRY RD KEYSBOROUGH VICTORIA 3173 AUSTRALIA	8,333
KERRY IRMA KELLER 275 PERRY RD KEYSBOROUGH VIC 3173 AUSTRALIA	916
BARBARA JOAN KING 11 CASTLE HILL BERKHAMSTEAD HEARTFORDSHIRE HP4 1HE ENGLAND	55
FREDERICK W KING & JEAN E KING CO/TTEES FOR THE *FREDERICK W KING & JEAN E KING TR UAD 04/18/91 315 W 16TH JOPLIN MO 64804 USA	2,000
TERRY LASHMAN 6138 GRANVILLE ST VANCOUVER BC V6M 3E3	250,000
JOHANNES F LISIECKI 467 SW 175TH PL SEATTLE WA 98166 USA	5,000
MARVIN LOPPNOW 3719 ALLEN RD GREEN BAY WI 54311 USA	100

AS OF : 2005/06/10 BALLAD GOLD & SILVER LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
BERTHOLD MCDONAL & BETTY MCDONAL JT/TEN 1000 S PINE ST BOX 242 CENTRALIA IL 62801 USA	1,000
GERALD R MURRAY P O BOX 680 WHITEWATER WI 53190 USA	55
JEFFREY J NEWLIN & MARLA K NEWLIN J/T 905 4TH AVE BOX 136 ARMSTRONG IA 50514 USA	533
R WAYNE PAUL & BETTY J PAUL JT/TEN 2475 B 340TH ST LAUREL IA 50141 USA	1,200
CARLO ROGANO PO BOX 803 REVELSTOKE PO REVELSTOKE BC V0E 2S0	88,889
RAYMOND ROLAND 305 - 1132 HARO ST VANCOVUER BC V6E 1C9	177,777
DARWIN SCHMALZ W2454 RANCH VIEW RD APPLETON WI 54913-9289 USA	1,000
TROY SCHOFIELD 32940 POPPY RD ACTON CA 93510 USA	38
DIANE M STAUFFER W 1985 HWY 59 PALMYRA WI 53156-9200 USA	83
T A TOUR ADVERTISING AND GOLF PRODUCTIONS LTD 2575 WARE ST SUITE 407 ABBOTFORD BC V2S 3E2	56,033
RUSSELL SCHROEDER JR & ANNE D TERRY JT/TEN 1735 ARDMORE CREEK DR 5 CHESTERFIELD MO 63017-5332 USA	1,000

AS OF : 2005/06/10 BALLAD GOLD & SILVER LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
TORO VENTURES INC 1132 HARO ST SUITE 305 VANCOUVER BC V6E 1C9	300,000
TORO VENTURES INC 501 - 905 W PENER ST VANCOUVER BC V6C 1L6	914,667
VANCOUVER ATHLETIC CLUB LTD C/O 501 - 905 W PENDER VANCOUVER BC V6C 1L6	355,556
VIC VAN ISLE CONSTRUCTION LTD 96 CARTIER ST REVELSTOKE BC V0E 2S0	200,000
HENRY WAGNER 1897 BORCHERT RD VERONA WI 53593-9383 USA	20,000
WINSTON RESOURCES LTD 501 - 905 WEST PENDER ST VANCOUVER BC V6C 1L6	71,111
WOODY'S CHOICE INVESTMENTS LTD 320 9TH ST E REVELSTOKE BC V0E 2S0	400,000
WYOMING STATE TREASURER 2515 WARREN AVE STE 502 UNCLAIMED PROPERTY DIVISION CHEYENNE WY 82002 USA	111

** BREAK TOTAL HOLDER TOTALS 54 20,785,755

AS OF : 2005/06/10 BALLAD GOLD & SILVER LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
*** GRAND TOTAL	HOLDER TOTALS	54	20,785,755
OUT OF	HOLDER TOTALS	54	20,785,755
	CANADIAN	24	18,393,775
	U.S.	18	2,089,059
	FOREIGN	9	12,687
	EXCHG ACCOUNTS	3	290,234

CERTIFIED CORRECT

Per: 

Authorized Officer

PACIFIC CORPORATE TRUST COMPANY

BALLAD VENTURES LTD. - COMMON SHARES

LIST OF REGISTERED MEMBERS
AS OF RECORD June 10, 2005

NO PARAMETERS SPECIFIED

AS OF : 2005/06/10 BALLAD VENTURES LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
EXCHANGED 2:1 TO BALLAD GOLD & SILVER LTD. FRACTIONS DROPPED XX	11,858,591
ANTHONY BERUSCHI 905 WEST PENDER ST SUITE 501 VANCOUVER BC V6C 1L6	41,051
KATHERINE BINDER ATTN:JOANNE MATTAR 808 HASTINGS ST - SUITE 700 VANCOUVER BC V6C 3L3	1,666
LEANNE GERLACH 14 STAVELEY ST BAIRNSDALE 3875 AUSTRALIA	167
KEVIN H HENDERSON 977 GARYMEDE COURT KAMLOOPS BC V1S 1P3	6,666
FRED LAWFORD GENERAL DELIVERY LUMSDEN SK S0G 3C0	366
ORD MINNETT LIMITED 228861 LEVEL 26 225 GEORGE ST SYDNEY NSW 2000 AUSTRALIA	444
JAMES A SMITH PO BOX 2123 REVELSTOKE BC V0E 2S0	1,666
PETER ALISTAIR WEST 34 FROGMORE CRES PARK ORCHARD VIC 3114 AUSTRALIA	2,000
TRACY JANE WILLIAMSON 612/221 STRURT ST SOUTHBANK VICTORIA 3006 AUSTRALIA	333

** BREAK TOTAL HOLDER TOTALS 10 11,912,950

AS OF : 2005/06/10 BALLAD VENTURES LTD. - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
*** GRAND TOTAL	HOLDER TOTALS	10	11,912,950
OUT OF	HOLDER TOTALS	10	11,912,950
	CANADIAN	5	51,415
	FOREIGN	4	2,944
	EXCHG ACCOUNTS	1	11,858,591

NIL

BALLAD ENTERPRISES LTD - COMMON SHARES

LIST OF REGISTERED MEMBERS
AS OF RECORD June 10, 2005

NO PARAMETERS SPECIFIED

AS OF : 2005/06/10 BALLAD ENTERPRISES LTD - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
EXCHANGED 6:1 TO BALLAD GOLD & SILVER LTD FRACTIONS DROPPED XX	994,866
**EXCHG'D TO BAL_ 3:1 BALLAD VENTURES LTD. 3 BDC_ -> 1 BAL_ DROP FRACTIONS XX	17,888,878
ANTHONY J BERUSCHI 501 - 905 WEST PENDER STREET VANCOUVER BC V6C 1L6	40,000
DAVID BERUSCHI 310 - 5TH ST PO BOX 833 REVELSTOKE BC V0E 2S0	82,585
ANTHONY BERUSCHI 501-905 W PENDER ST VANCOUVER BC V6C 1L6	13,000
JESS BIEGEMANN 895 HARD SCRABBLE RD DOUSMAN WI 53118 USA	166
BRANT INVESTMENTS LIMITED GLOBAL SECURITIES SERVICES -SL LEVEL ROYAL BANK PLAZA 200 BAY ST SOUTH TWR TORONTO ON M5J 2J5	500
CLIVE BROOKES 2582 O'HARA LANE SURREY BC V4A 3E3	17,000
HAMISH RODGERS WILSON & JOSEPH CANNATELLI JTWROS 3A WILLORNA COURT EAST DONCASTER VICTORIA 3109 AUSTRALIA	3,000
CHINA CLAY RESOURCES INC 1240 INDUSTRIAL ROAD KELOWNA BC V1Z 1C5	125,000
TIM COCKER 19373 RACEHORSE ROAD RD1 CAMBRIDGE NEW ZEALAND NEW ZEALAND	113,636

AS OF : 2005/06/10 BALLAD ENTERPRISES LTD - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
PAUL RAYMOND CROSSLEY 22 HORSFALL ST LOWER TEMPLESTOWE VICTORIA 3107 AUSTRALIA	5,000
EDWARDS KENNY & BRAY BARRISTERS & SOLICITORS 19TH FLR 1040 WEST GEORGIA ST VANCOUVER BC V6E 4H3	34,146
LINDA L ELRICK 1012 N MADISON ST LITTLE CHUTE WI 54140-1632 USA	33
ROGER GRELLMANN WALTHER HAUSER STR 3 WAEDENSWOL CH 8820 SWITZERLAND	1,000
DAVID HODGE 620 475 HOWE ST VANCOUVER BC V6C 2B3	90,909
JANET JANNAWAY 1733 JEFFERSON AVE VICTORIA BC V8N 2B3	166
JOHN KAVOURAS 1456 WEST 58TH AVE VANCOUVER BC V6P 1W5	667
STEPHEN LAWRENCE KING 240 COMO PARADE WEST PARKDALE VICTORIA 3194 AUSTRALIA	2,915
RED KLINGMAN & MARILYN KLINGMAN JTWROS 250 BURR OAK ST PALMYRA WI 53156 USA	666
ANDY M YOUNG LAI 3935 18TH AVE W VANCOUVER BC V6S 1B6	667
DONNA MARTINCICH 5371 224TH ST LANGLEY BC V3A 7N6	1,333
GAIL MCDANIEL & WALTER MCDANIEL JTWROS 23127 MARIGOLD AVE TORRANCE CA 90502 USA	4,933

AS OF : 2005/06/10 BALLAD ENTERPRISES LTD - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RUSSELL L MCDONALD 3884 MURRAY HILL RD LA MESA CA 91941-7622 USA	1,334
JACK A MCLAREN 27335 BANUELO SAUGUS CA 91350-2119 USA	666
STEVEN MURPHY 321 MURRAY ST SOUTH MELBOURNE VICTORIA AUSTRALIA 3205 AUSTRALIA	190,000
STEVEN OBRADOVICH 2436 SILVERSTRAND HUNTINGTON BEACH CA 90254-2663 USA	667
CAMILLE ODELL & CARL ODELL J/T C/O KORODY/COLYER BOX 9059 COMPTON CA 90224-9059 USA	67
PEBBLE BEACH GEOLOGICAL SERVICES LTD 710 750 WEST PENDER ST VANCOUVER BC V6C 2T7	73,170
MANFRED PESCHKE 200 - 307 JARVIS ST WHITEHORSE YT Y1A 2H3	50,000
ROCH P PIPER 451 23RD AVE ILE PERROT QC J7V 4N3	10
EDWARD PODAVIN 11970 64TH AVE DELTA BC V4E 1C8	3,333
MICHAEL RANDOLPH BOX 1405 INGELWOOD CA 90306 USA	166
RESEARCH CAPITAL CORPORATION ERNST & YOUNG TOWER TORONTO DOMINION TOWER PO BOX 265 TORONTO ON M5K 1J5	2,000

AS OF : 2005/06/10 BALLAD ENTERPRISES LTD - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
CARLO ROGANO PO BOX 803 REVELSTOKE PO REVELSTOKE BC V0E 2S0	68,182
RAY ROLAND 305-1132 HARO ST VANCOUVER BC V6E 1C9	400,000
ROYTOR & CO 200 BAY ST ROYAL BANK PLAZA S TWR SL LEVEL TORONTO ON M5J 2J5	136,694
BOB SALAS 10341 REGENCY COURT TRUCKEE CA 96161 USA	1,167
DEBORAH L SCHNEIDER 486 LAC LA BELLE DR OCONOMOWOC WI 53066 USA	16
JEFF SNIDER 7452 WILTSHIRE DRIVE SURREY BC V3S 2Y7	25,000
GREGORY SPELL & RUTH SPELL J/T 1659 S 400 W PROVO UT 84601-6006 USA	633
RICHARD THOMAS C/O ARNOLD THOMAS & BECKER 3RD FLOOR 395 COLLINS ST MELBOURNE AUSTRALIA VIC 3000 AUSTRALIA	5,000
TOM TORRANCE 202 - 3288 CAPILANO CRESCENT NORTH VANCOUVER BC V7R 4H7	30,227
TWINSECTRA LIMITED 113 BRENT STREET LONDON NW4 2DX ENGLAND	3,500
AUDREY WEBB 108 - 4951 SANDERS ST BURNABY BC V5H 1S8	297
WEST CANADA DEPOSITORY TRUST COMPANY BOX 10338 609 GRANVILLE ST VANCOUVER BC V7Y 1H1	6,666

AS OF : 2005/06/10 BALLAD ENTERPRISES LTD - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
JEX WOODS BOX 1059 STATION A VANCOUVER BC V6C 2P1	1
GREG YANKE 1008 145 ST GEORGES AVE NORTH VANCOUVER BC V7L 3G8	25,000
YORKTON SECURITIES INC BOX 379 1 FIRST CANADIAN PLACE TORONTO ON M5X 1J8	1,000

** BREAK TOTAL HOLDER TOTALS 49 20,445,862

AS OF : 2005/06/10 BALLAD ENTERPRISES LTD - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
*** GRAND TOTAL	HOLDER TOTALS	49	20,445,862
OUT OF	HOLDER TOTALS	49	20,445,862
	CANADIAN	27	1,227,553
	U.S.	12	10,514
	FOREIGN	8	324,051
	EXCHG ACCOUNTS	2	18,883,744

MORNING STAR RESOURCES LIMITED - COMMON SHARES

LIST OF REGISTERED MEMBERS
AS OF RECORD June 10, 2005

NO PARAMETERS SPECIFIED

AS OF : 2005/06/10 MORNING STAR RESOURCES LIMITED - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
**EXCHG'D TO BDC_ 3:1 BALLAD ENTERPRISES LTD 3 MSR_ -> 1 BDC_ Drop fractions FRACTIONS DROPPED	38,799
JOHN B ATKINSON C/O 12310 - 240TH ST MAPLE RIDGE BC V2X 6W8	3,734
FREDRICK BRYAN 166 EAST 54TH AVE VANCOUVER BC V5X 1K6	500
CANARIM INVESTMENT CORPORATION LTD BOX 10337-700 W GEORGIA ST VANCOUVER BC V7Y 1H2	1,000
CONTINENTAL CARLISLE DOUGLAS LTD FOUR BENTALL CENTRE PO BOX 49333 STN BENTALL CENTRE VANCOUVER BC V7X 1L4	3,000
PHILIP DIETRICH SR 3161 N SIOUX TUCSON AZ 85705 USA	1,000
KEN L H EMBREE 2800 - 666 BURRARD ST VANCOUVER BC V6C 2Z7	1
LOYAL GAKE BOX 21 NESHKORO WI 54960 USA	2,500
GREENSHIELDS LTD ONE LOMBARD PLACE 28TH FLOOR WINNIPEG MB R3B 0Y2	300
JOHN GROSSO 2145 BELLWOOD A VE BURLINGTON ON L7R 1P9	2,000
JOHN M HARRIS 623 FOURTH ST NELSON BC V1L 2S7	2,000
JOHN R MACKAY 2800 - 666 BURRARD ST VANCOUVER BC V6C 2Z7	1

AS OF : 2005/06/10 MORNING STAR RESOURCES LIMITED - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
SAM MCMULLIN & DONNA MCMULLIN J/T 22119 FIGUEROA ST CARSON CA 90745 USA	100
ANN MILLER 12283 75 AVE SURREY BC V3W 2S7	2,000
BILL MOSIER 5675 ABBEY DR DELTA BC V4E 1B7	3,349
RICHARD OHENDALSKI ROUTE 10 BOX 195 HUNTSVILLE TX 77340 USA	3,000
PETER SAWATZKY 1012 - 409 GRANVILLE ST VANCOUVER BC V6C 1T2	1
MICHAEL SCHOLAR 17 TURNBULL PLACE REGINA SK S4S 4H2	4,000
SKARN SYNDICATE 401 NORTH ESMOND BURNABY BC	7,468
DAVID J STEWART 4784 W 7TH AVE VANCOUVER BC V6T 1C6	1
DONNA E STEWART 4784 WEST 7TH AVE VANCOUVER BC V6T 1C6	1
VANCOUVER STOCK EXCHANGE SERVICE CORP PO BOX 11633 SUITE 2700 650 W. GEORGIA ST VANCOUVER BC V6B 4N9	7,303
DAVID H WALL 10 COACH RD RANCHO PALOS VERDES CA 90274 USA	1,000
WOOD GUNDY LIMITED. 161 BAY ST PO BOX 500 TORONTO ON M5J 2S8	4,000

AS OF : 2005/06/10 MORNING STAR RESOURCES LIMITED - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
JEX WOODS BOX 1059 STATION A VANCOUVER BC V6C 2P1			1
JOSEPH A ZARRILLI 10 BAY ST 10 WESTPORT CT 06880 USA			100
** BREAK TOTAL	HOLDER TOTALS	26	87,159

AS OF : 2005/06/10 MORNING STAR RESOURCES LIMITED - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
*** GRAND TOTAL	HOLDER TOTALS	26	87,159
OUT OF	HOLDER TOTALS	26	87,159
	CANADIAN	19	40,660
	U.S.	6	7,700
	EXCHG ACCOUNTS	1	38,799